As filed with the Securities and Exchange Commission on March 17, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Gabelli Dividend & Income Trust

(Name of Subject Company (Issuer))

The Gabelli Dividend & Income Trust

(Name of Filing Person (Issuer))

Auction Market Preferred Shares, Series B, Par Value $0.001

Auction Market Preferred Shares, Series C, Par Value $0.001

Auction Rate Preferred Shares, Series E, Par Value $0.001

(Title of Class of Securities)

36242H302

36242H401

36242H609

(CUSIP Number of Class of Securities)

Bruce N. Alpert

The Gabelli Dividend & Income Trust

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Peter Goldstein, Esq. The Gabelli Dividend & Income Trust One Corporate Center Rye, New York 10580-1422 (914) 921-5100	Thomas A. DeCapo, Esq. Kenneth E. Burdon, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$152,904,000	$16,681.83

(1)

Calculated as the aggregate maximum purchase price to be paid for 6,371 shares in the exchange offer, based upon a price of 96% of the liquidation preference of $25,000 per share (or $24,000 per share).

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2021, equals $109.10 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) is filed by The Gabelli Dividend & Income Trust, a Delaware statutory trust (“GDV” or the “Issuer”). This Schedule TO relates to the Issuer’s offer to exchange up to 100% of the Issuer’s preferred shares, designated Series B Auction Market Preferred Shares (“Series B Preferred Shares”), Series C Auction Market Preferred Shares (“Series C Preferred Shares”) and Series E Auction Rate Preferred Shares (“Series E Preferred Shares,” and collectively, the “Auction Rate Preferred Shares”), for (i) shares of the Issuer’s Series J Cumulative Term Preferred Shares, par value $0.001 and liquidation preference $25,000 per share (the “Series J Preferred Shares”) and (ii) cash, upon the terms and subject to the conditions set forth in the Offer to Exchange dated March 17, 2021 and the related Letter of Transmittal (such transaction, the “Exchange Offer”).

The Offer to Exchange and the Letter of Transmittal (together, as amended and supplemented from time to time, the “Disclosure Documents”) are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Disclosure Documents, including all schedules, is hereby expressly incorporated by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange in the sections entitled “Summary Term Sheet” and “Questions and Answers about the Exchange Offer” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address

The name of the subject company is The Gabelli Dividend & Income Trust. The address of the Issuer’s principal executive offices is One Corporate Center, Rye, New York 10580-1422. Its telephone number is (914) 921-5100.

(b) Securities

The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Description of the Securities” is incorporated herein by reference.

As of March 16, 2021, the Issuer had issued and outstanding 2,647 Series B Preferred Shares, 3,244 Series C Preferred Shares and 480 Series E Preferred Shares. The Issuer’s Agreement and Declaration of Trust, as amended from time to time, provides that the Issuer’s Board of Trustees (“Board”) may authorize and issue classes of shares with rights and preferences as determined by the Board, by action of the Board without the approval of the holders of the common shares. Currently, an unlimited number of the Issuer’s shares are available for classification by the Board as preferred shares, par value $0.001 per share, of which 6,116 preferred shares have been designated as Series J Preferred Shares.

(c) Trading and Market Price

The Auction Rate Preferred Shares are not listed on any securities exchange.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The filing person is the Issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Issuer:

Name	Position
Mario J. Gabelli	Trustee, Chairman and Chief Investment Officer
Anthony J. Colavita	Trustee
James P. Conn	Trustee
Frank J. Fahrenkopf, Jr.	Trustee
Michael J. Melarkey	Trustee
Kuni Nakamura	Trustee
Salvatore M. Salibello	Trustee
Edward T. Tokar	Trustee
Anthonie C. van Ekris	Trustee
Susan V. Watson	Trustee
Salvatore J. Zizza	Trustee
Bruce N. Alpert	President
John C. Ball	Treasurer and Principal Financial and Accounting Officer
Peter Goldstein	Secretary and Vice President
Richard J. Walz	Chief Compliance Officer

The Issuer’s directors and executive officers can be reached at the Issuer’s business address and phone number set forth in response to Item 2(a) above.

Gabelli Funds, LLC (the “Investment Adviser”) is the investment adviser. The business address of the Investment Adviser is One Corporate Center, Rye, New York 10580-1422. The telephone number of the Investment Adviser is (914) 921-5100.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “Description of the Series J Preferred Shares,” “Special Characteristics and Risk of the Series J Preferred Shares,” “The Exchange Offer,” “Certain Material Differences Between our Auction Rate Preferred Shares and the Series J Preferred Shares,” and “Taxation” is incorporated herein by reference.

(b) Purchases.

The information set forth in the sections of the Offer to Exchange titled “Summary Term Sheet,” “Security Ownership of Certain Beneficial Owners and Management” and “Transactions in Auction Rate Preferred Shares” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Offer to Exchange titled “Transactions in Auction Rate Preferred Shares,” “Agreements Involving the Fund and its Securities,” “Security Ownership of Certain Beneficial Owners and Management,” “Indemnification” and “Certain Material Differences Between our Auction Rate Preferred Shares and the Series J Preferred Shares” is incorporated herein by reference.

In addition, the Form of Statement of Preferences of the Series J Cumulative Term Preferred Shares attached hereto as Exhibit (d)(3) and the Share Exchange Agreement, dated as of March 17, 2021, between the Issuer and Bank of America, attached hereto as Exhibit (d)(6) are incorporated herein by reference in its entirety.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes.

The information set forth in the section of the Offer to Exchange titled “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?” is incorporated herein by reference.

(b) Use of Securities Acquired.

Auction Rate Preferred Shares accepted for exchange by the Issuer in the Exchange Offer will be cancelled.

(c) Plans.

The information set forth in the sections of the Offer to Exchange titled “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?,” “Special Characteristics and Risk of the Series J Preferred Shares—Voting Rights,” “Anti-Takeover Provisions in the Governing Documents” and “Proposals and Plans” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds.

Assuming full participation in the Exchange Offer, tendering shareholders would receive, in the aggregate, a maximum of 6,116 Series J Preferred Shares and $3,840 in cash in lieu of fractional shares upon conversion in the Exchange Offer. The Issuer intends to pay the cash portion of the purchase price with funds on hand.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated here by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” and “Transactions in Auction Rate Preferred Shares” is incorporated here by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of the Issuer, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation.

See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information.

The information set forth in the sections of the Offer to Exchange titled “Selected Historical Financial Data,” “Capitalization,” and the financial statements contained in the reports set forth in the section of the Offer to Exchange titled “Incorporation by Reference,” and incorporated herein by reference.

A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request, by contacting the Issuer by telephone at 800-GABELLI (422-3554) or 914-921-5070, or by written request to The Gabelli Dividend & Income Trust, One Corporate Center, Rye, New York 10580-1422.

(b) Pro Forma Information.

The information set forth in the section of the Offer to Exchange titled “Capitalization” is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, regulatory requirements and legal proceedings.

(a)(1) The information set forth in the sections of the Offer to Exchange titled “Transactions in Auction Rate Preferred Shares,” “Security Ownership of Certain Beneficial Owners and Management,” “Agreements Involving the Fund and its Securities” and “Indemnification” is incorporated herein by reference.

(a)(2) Not applicable.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) Not applicable.

(c) The Offer to Exchange, attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference in its entirety.

ITEM 12.	EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Offer to Exchange dated March 17, 2021. (1)
(a)(1)(ii)	Letter of Transmittal. (1)
(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(1)(iv)	Letter to Clients. (1)
(a)(1)(v)	Notice of Guaranteed Delivery. (1)
(b)	Not applicable.
(d)(1)(i)	Second Amended and Restated Agreement and Declaration of Trust of The Gabelli Dividend & Income Trust (2)
(d)(1)(ii)	Statement of Preferences for the Series B Auction Market Preferred Shares of The Gabelli Dividend & Income Trust (3)
(d)(1)(iii)	Statement of Preferences for the Series C Auction Market Preferred Shares of The Gabelli Dividend & Income Trust (3)
(d)(1)(iv)	Statement of Preferences for the Series E Auction Rate Preferred Shares of The Gabelli Dividend & Income Trust (4)
(d)(1)(v)	Statement of Preferences for the 5.25% Series G Cumulative Preferred Shares of The Gabelli Dividend & Income Trust (5)
(d)(1)(vi)	Statement of Preferences for the 5.375% Series H Cumulative Preferred Shares of The Gabelli Dividend & Income Trust (6)
(d)(1)(vii)	Statement of Preferences for the Series J Cumulative Term Preferred Shares of The Gabelli Dividend & Income Trust (1)
(d)(2)	Amended and Restated By-Laws of The Gabelli Dividend & Income Trust (2)
(d)(3)	Investment Advisory Agreement between The Gabelli Dividend & Income Trust and Gabelli Funds, LLC (7)
(d)(4)	Master Custodian Agreement between The Gabelli Dividend & Income Trust and State Street Bank & Trust Company (8)
(d)(5)(i)	Transfer Agency and Service Agreement among The Gabelli Dividend & Income Trust, Computershare Trust Company, N.A. and Computershare, Inc. (9)
(d)(5)(ii)	Amendment No. 1 to Transfer Agency and Service Agreement (9)
(d)(5)(iii)	Amendment No. 2 to Transfer Agency and Service Agreement (9)
(d)(5)(iv)	Amendment No. 3 to Transfer Agency and Service Agreement (9)
(d)(5)(v)	Amendment No. 4 to Transfer Agency and Service Agreement (9)
(d)(5)(vi)	Amendment No. 5 to Transfer Agency and Service Agreement (9)
(d)(5)(vii)	Amendment No. 6 to Transfer Agency and Service Agreement (9)
(d)(5)(viii)	Amendment No. 7 to Transfer Agency and Service Agreement (9)
(d)(5)(ix)	Amendment No. 8 to Transfer Agency and Service Agreement (9)
(d)(5)(x)	Amendment No. 9 to Transfer Agency and Service Agreement (9)
(d)(5)(xi)	Amendment No. 10 to Transfer Agency and Service Agreement (9)
(d)(5)(xii)	Amendment No. 11 to Transfer Agency and Service Agreement (9)
(d)(5)(xiii)	Amendment No. 12 to Transfer Agency and Service Agreement (10)
(d)(5)(xiv)	Amendment No. 13 to Transfer Agency and Service Agreement (6)
(d)(5)(xv)	Amendment No. 14 to Transfer Agency and Service Agreement (11)
(d)(5)(xvi)	Amendment No. 15 to Transfer Agency and Service Agreement (11)
(d)(5)(xvii)	Amendment No. 16 to Transfer Agency and Service Agreement (11)
(d)(5)(xviii)	Amendment No. 17 to Transfer Agency and Service Agreement (1)
(d)(6)	Share Exchange Agreement, dated March 17, 2021, between The Gabelli Dividend & Income Trust and Bank of America, N.A. (1)
(g)	Not applicable.
(h)	Not applicable.

(1)	Filed herewith
(2)	Incorporated by reference to the Issuer’s Registration Statement on Form N-2/A, File Nos. 333-174285 and 811-21423, as filed with the Securities and Exchange Commission on July 22, 2011.
(3)	Incorporated by reference to the Issuer’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, File Nos. 333-113708 and 811-21423, as filed with the Securities and Exchange Commission on October 5, 2004.
(4)	Incorporated by reference to the Issuer’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-126480 and 811-21423, as filed with the Securities and Exchange Commission on November 2, 2005.
(5)	Incorporated by reference to the Issuer’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on June 29, 2016.
(6)	Incorporated by reference to the Issuer’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, File Nos. 333-210990 and 811-21423, as filed with the Securities and Exchange Commission on June 5, 2019.
(7)	Incorporated by reference to the Issuer’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File Nos. 333-108409 and 811-21423, as filed with the Securities and Exchange Commission on October 27, 2003.
(8)	Incorporated by reference to The Gabelli Utilities Fund’s Registration Statement on Form N-1A, File Nos. 333-81209 and 811-09397, as filed with the Securities and Exchange Commission on May 1, 2002.
(9)	Incorporated by reference to The Gabelli Global Utility & Income Trust’s Registration Statement on Form N-2, File Nos. 333-223652 and 811-21529, as filed with the Securities and Exchange Commission on March 14, 2018.
(10)	Incorporated by reference to The Gabelli Global Utility & Income Trust’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2, File Nos. 333-223652 and 811-21529, as filed with the Securities and Exchange Commission on November 9, 2018.
(11)	Incorporated by reference Gabelli Multimedia Trust Inc.’s Registration Statement on Form N-2, File No. 333-218771 and 811-8476, as filed with the Securities and Exchange Commission on December 20, 2019.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GABELLI DIVIDEND & INCOME TRUST

By: /s/ Bruce N. Alpert

Name: Bruce N. Alpert

Title: President

Dated: March 17, 2021